Exhibit 17.1

February 22, 2018

Tom DeLoach
Asbury Automotive, Inc.
2905 Premiere Parkway, Suite 300
Duluth, GA 30097

Tom:

Effective immediately, I am resigning my position on the Board of Directors of Asbury Automotive, Inc. The catalyst for my resignation is the Board's self-serving actions in not including me on the recommended slate of Asbury Directors for 2018 and the avoidance of ranking all director's qualifications, including new candidates, in an effort to right size the board and get the best and brightest leaders for Asbury Automotive, Inc.

Long tenured boards with entrenched members with little economic ownership of the company with a deeply flawed governance process are inconsistent with driving long term shareholder value.

/s/ Scott Thompson
Scott Thompson

CC: David Hult